June 24, 2010	Submitted via Electronic Filing

Mr. Jeremiah  J.  de Michaelis
Branch Chief
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
.
Re: Lifetime Achievement Fund, Inc.

Dear Mr. de Michaelis:

On behalf of the Lifetime Achievement Fund, Inc. (the “Fund”), I am writing to you regarding the Rule 12b-1 shareholder servicing fees  that were paid to Manarin Securities Corporation, the Fund’s distributor (the “Distributor”), by the underlying funds in the Fund’s portfolio (the “Fees”).  On April 28, 2010, you informed me that in 2000 a representation was made to the Division of Investment Management that the Distributor would not accept Fees from the underlying funds in the Fund’s portfolio.

The Distributor has agreed to pay the entire amount of the Fees, $1,878,680, to the Fund.  The payment will be made on or about June 25, 2010. The Distributor has expressed to the Board that its agreement to pay the Fees to the Fund is based on the 2000 Letter, and is in no way an admission that the Fees were impermissible under Section 17(e)(2).

The Directors believe that the above-described payment by the Distributor is the most appropriate and the fairest way to resolve this issue.  The Directors have asked me to let you know that they appreciate your calling this matter to their attention, and that they take compliance and their obligations to shareholders very seriously.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com     Tel.: 513-352-6725      Fax: 513-241-4771

THOMPSON HINE LLP ATTORNEYS AT LAW	312 Walnut Street 14th Floor Cincinnati, Ohio 45202-4089	www.ThompsonHine.com Phone 513.352.6700 Fax 513.241.4771